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                             November 9, 2023

       Ali Kashani
       Chief Executive Officer
       Serve Robotics Inc.
       730 Broadway
       Redwood City, CA 94063

                                                        Re: Serve Robotics Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed November 1,
2023
                                                            File No. 333-274547

       Dear Ali Kashani:

            We have reviewed your amended registration statement and have the following comment(s).

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our October 11, 2023 letter.

       Amendment No. 1 to Form S-1 filed November 1, 2023

       Recent Developments
       Private Placement , page 4

   1. You disclosed that you sold 4,121,632 shares of our common stock pursuant to a private placement offering, at
a purchase price of $4.00 per share in multiple closings through
                                                        October 26, 2023.
However, we note that 937,961 of these shares were issued to convert the outstanding
principal of your Bridge Notes and not issued for cash. Please revise your disclosure here and on
pages 38 and 55, to clarify that only 3,183,671 shares were sold at a purchase price of
$4.00 per share as disclosed on page II-2.
 Ali Kashani
FirstName LastNameAli  Kashani
Serve Robotics Inc.
Comapany 9,
November  NameServe
             2023     Robotics Inc.
November
Page 2    9, 2023 Page 2
FirstName LastName
Description of Our Business, page 40

2. We note your response to prior comment 14 and reissue in part. Describe any warranties and/or indemnifications you provide in relation to your robots and their operations. Fully describe the material terms of your agreements with Uber and Seven-11.
3. We note disclosure on page 41 and elsewhere that indicates you currently do not expect to be able to build and deploy robots in 2024 based on our existing
capital,    yet disclosure
         on page 47 refers to your roadmap as including    a new generation of
robots launched in
         2024.    Please revise to reconcile the apparent inconsistency.
Selling Stockholders, page 95

4.       You disclose that,    Unless otherwise indicated . . . no selling
stockholder is a broker-
         dealer or an affiliate of a broker-dealer,    and the prospectus cover
appears to indicate that
         Bridge Broker Warrants and Placement Agent Warrants were issued to broker-dealers, yet none of the selling shareholders are identified as such in the table. Please revise your disclosure accordingly or advise.
Shares Eligible for Future Sale, page 110

5. Please revise this section and related disclosure elsewhere in the registration statement, including the prospectus summary and risk factors, to clarify whether and how Rule 144 transfer restrictions apply in the context of the current offering. To the extent that the one-
         year period following Form 10 disclosure is relevant, specifically identify the date such disclosure was made, reconciling the apparent inconsistency on pages 30 and 110.
General

6. We note your response to prior comment 1. Please revise the following disclosure on page
         20 to clarify your deposit obligation:    We maintain a banking
relationship with Silicon
         Valley Bank and are required to keep deposits with Silicon Valley
Bank.    Additionally
         clarify the applicability of the risk factor disclosure regarding
restricted substances    and
         offshore robotic systems on pages 24-25. Revise references on page 55 to subsequent closings to sell remaining shares in the Private Placement, and potential sale of 2,500,000 shares to cover over-subscriptions, or advise.
7. We note your response to prior comment 4. Please further address the following:

                Revise the prospectus cover page to disclose the transfer restrictions applicable to the shares being offered for resale.
                Revise the offering subsection of the prospectus summary to clearly indicate whether all the shares being offered for resale are subject to lock-up restrictions and quantify the number of shares, if any, not subject thereto.
                The description of lock-up provisions on page 3 refers to 12 months from the start of commencement of trading on certain markets, while the agreement filed as Exhibit
 Ali Kashani
Serve Robotics Inc.
November 9, 2023
Page 3
              10.21 refers to 12 months from the Closing Date; revise to reconcile the apparent inconsistency. Additionally describe any provisions regarding the release or extension of lock-up restrictions, or revise the references thereto.
                If lock-up restrictions are related to the commencement of trading, revise disclosure on pages 30-31 to additionally disclose how the lack of trading market for your stock and not meeting initial listing standards affect the offering, and to discuss related material risks to the Company and potential investors.

       Please contact Ernest Greene at 202-551-3733 or Claire Erlanger at 202-551-3301 if you
have questions regarding comments on the financial statements and related matters. Please contact Eranga Dias at 202-551-8107 or Jennifer Angelini at 202-551-3047 with any other questions.



FirstName LastNameAli Kashani                                 Sincerely,
Comapany NameServe Robotics Inc.
                                                              Division of
Corporation Finance
November 9, 2023 Page 3                                       Office of
Manufacturing
FirstName LastName